SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 19)

AnorMED Inc.
(Name of Subject Company)
AnorMED Inc.
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
035910108
(CUSIP Number of Class of Securities)
William J. Adams
Vice President, Finance, Chief Financial Officer,
Secretary and Treasurer
200-20353 64th Avenue
Langley, British Columbia
Canada V2Y 1N5
(604) 530-1057
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

R. Hector MacKay-Dunn, Q.C. Ronald G. Murray Farris, Vaughan, Wills & Murphy LLP 25th Floor 700 West Georgia Street Vancouver, B.C. Canada V7Y 1B3	Daniel M. Miller Dorsey & Whitney LLP Suite 1605 777 Dunsmuir Street P.O. Box 10444, Pacific Centre Vancouver, B.C. Canada V7Y 1K4
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 19 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by AnorMED Inc. with the U.S. Securities and Exchange Commission on September 5, 2006, relating to the tender offer (the “Genzyme Offer”) made by Dematal Corporation (“Dematal”), a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Genzyme Corporation (“Genzyme” and together with Dematal, the “Offerors”), a Massachusetts corporation, for all of the common shares of AnorMED. The terms and conditions of the Genzyme Offer are set forth in the Offer to Purchase and Circular of the Offerors, dated September 1, 2006 (the “Tender Offer Circular”). The Tender Offer Circular has been filed by the Offerors with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by the Offerors on September 1, 2006.
     In connection with the Genzyme Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”), dated September 5, 2006, pursuant to applicable securities laws in Canada and the United States. The Company’s board of directors has also prepared a Notice of Change to Directors’ Circular (the “Notice of Change”), dated October 17, 2006, that relates to the Directors’ Circular, pursuant to applicable securities laws in Canada and the United States. The Directors’ Circular has been mailed to AnorMED shareholders and was filed as exhibit (a)(2)(A) to the initial filing of this Statement. The Notice of Change has been mailed to AnorMED shareholders and was filed as Exhibit (a)(2)(W) to Amendment No. 16 to this Statement. The Directors’ Circular, as amended and supplemented by the Notice of Change, is incorporated by reference into this Statement in its entirety.
     Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular and the Notice of Change.
Item 8.  ADDITIONAL INFORMATION
     Item 8 is hereby amended and supplemented as follows:
     On November 3, 2006, AnorMED issued a press release announcing its results for the fiscal quarter ended September 30, 2006. A copy of AnorMED’s press release is attached hereto as Exhibit (a)(2)(Z). The section of the press release entitled “FORWARD LOOKING STATEMENTS” is incorporated herein by reference.
Item 9.  EXHIBITS
     Item 9 is hereby amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(2)(Z)	News release, dated November 3, 2006

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated:  November 3, 2006

ANORMED INC.
By:	/s/ William J. Adams
	Name:	William J. Adams
	Title:	Vice President, Finance, Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)*	Directors’ Circular, dated September 5, 2006
(a)(2)(B)*	Press release of AnorMED Inc., dated September 5, 2006
(a)(2)(C)*	News release, dated September 7, 2006
(a)(2)(D)*	Material Change Report, dated September 11, 2006
(a)(2)(E)*	Material Change Report, dated September 11, 2006
(a)(2)(F)*	Limited Duration Shareholder Rights Plan Agreement
(a)(2)(G)*	News release, dated September 15, 2006
(a)(2)(H)*	News release, dated September 18, 2006
(a)(2)(I)*	News release, dated September 19, 2006
(a)(2)(J)*	PowerPoint slides from Annual General Meeting presentation
(a)(2)(K)*	Transcript of portions of Annual General Meeting
(a)(2)(L)*	News release, dated September 20, 2006
(a)(2)(M)*	News release, dated September 25, 2006
(a)(2)(N)*	News release, dated September 26, 2006
(a)(2)(O)*	Material Change Report, dated September 28, 2006, in connection with an amended license agreement between AnorMED Inc. and Poniard Pharmaceuticals, Inc.
(a)(2)(P)*	Amendment No. 1 to License Agreement, effective as of September 18, 2006, between AnorMED Inc. and Poniard Pharmaceuticals, Inc.
(a)(2)(Q)*	Material Change Report, dated September 28, 2006, in connection with the Support Agreement, dated as of September 26, 2006, between AnorMED Inc. and Millennium Pharmaceuticals, Inc.
(a)(2)(R)*	News release, dated October 4, 2006
(a)(2)(S)*	Directors’ Circular, dated October 5, 2006
(a)(2)(T)*	News release, dated October 5, 2006
(a)(2)(U)*	News release, dated October 10, 2006
(a)(2)(V)*	News release, dated October 11, 2006
(a)(2)(W)*	Notice of Change, dated October 17, 2006
(a)(2)(X)*	News release, dated October 17, 2006
(a)(2)(Y)*	News release, dated October 23, 2006
(a)(2)(Z)	News release, dated November 3, 2006

Exhibit	Description
(e)(1)*	Confidentiality Agreement, dated October 4, 2006, among Genzyme Corporation, Dematal Corp. and AnorMED Inc.
(e)(2)*	Form of Support Agreement, dated as of October 17, 2006, among AnorMED Inc., Genzyme Corporation and Dematal Corp.
(e)(3)*	Form of Shareholder Support Agreement, dated as of October 17, 2006, among specified shareholders, Genzyme Corporation and Dematal Corp.
(e)(4)*	Form of Shareholder Support Agreement, dated as of October 17, 2006, among Kenneth Galbraith, Genzyme Corporation and Dematal Corp.
(g)(1)*	Information Agent Script for Incoming Calls
(g)(2)*	Information Agent Script for Outgoing Calls
(g)(3)*	Information Agent Script for Outgoing Calls
(g)(4)*	Information Agent Script for Incoming Calls
(g)(5)*	Information Agent Script for Incoming Calls
(g)(6)*	Information Agent Script for Outgoing Calls

*	Previously filed.